Hospy, Inc.

Financial Statements and Report

May 31, 2022

Table of Contents



Independent Accountant's Review Report

P. Steven Garza
Hospy, Inc.

We have reviewed the accompanying financial statements of Hospy, Inc. (the company), which comprise the balance sheet as of May 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the period then ended (since inception on May 4, 2022), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be

in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Hospy, Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 3 to the financial statements, the company is pre-revenue, has relied on funding from its owner and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



_____

Philip Debaugh, CPA

OWINGS MILLS, MD
June 13, 2022

Hospy, Inc.
Balance Sheet (Unaudited)
As of May 31, 2022

	2022
	$
Assets	-
Cash and cash equivalents	-
Total Assets	-
Liabilities & Stockholders' Equity	-
Liabilities	-
Current Liabilities	-
Total Liabilities	-
Stockholders' Equity	-
Common stock, authorized 10,000,000 shares; zero shares outstanding; $0.001 par value	-
Additional paid-in capital	700
Retained Earnings (Accumulated Deficit)	(700)
Total Stockholders' Equity	-
Total Liabilities & Stockholders' Equity	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


Hospy, Inc.
Statement of Income (Unaudited)
For the period ended May 31, 2022


	2022
	$
Operating Expenses	
Legal and other professional fees and services	200
Memberships and licenses	500
Total Operating Expenses	700
Net Income (Loss)	(700)


Hospy, Inc.

Statement of Changes in Stockholders' Equity (Unaudited)

For the period ended May 31, 2022


	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
	$	$	$
Balance at May 4, 2022	-	-	-
Net income (loss)	-	(700)	(700)
Owner capital contributions	700	-	700
Balance at May 31, 2022	700	(700)	-

Hospy, Inc.

Statement of Cash Flows (Unaudited)

For the period ended May 31, 2022

	2022 $
Cash Flows	
Cash Flows From Operating Activities	
Net income (loss)	(700)
Cash Flows from Financing Activities	
Owner capital contributions	700
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Hospy, Inc.
Notes to the Financial Statements
For the period ended May 31, 2022

1. Summary of significant accounting policies

a. Nature of operations

Hospy, Inc. (the Company) is an end-user focused, easy to operate hiring software platform that aims to create speed and ease for hiring both exempt and non-exempt staff. The Company offers low-cost subscriptions, personnel services, and on-demand staffing. Its hospitality ecosystem includes marketing, delivery, brand loyalty, certifications, culture IQ, ordering, P&L management, training modules, POS, and design services.

The Company was incorporated on May 4, 2022 in the state of Delaware.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

The financial statements cover the period from incorporation on May 4, 2022 through May 31, 2022.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition,

8

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Hospy, Inc.
Notes to the Financial Statements
For the period ended May 31, 2022

measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a calendar year end for income tax reporting purposes and will file a Corporate tax return annually. As the Company has only just begun operations, there is no accrued tax liability on the balance sheet.

e. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Stockholder's equity

Under the articles of incorporation, the total number of Common Shares of stock that the Company shall have authority to issue is 10,000,000 shares with a $0.001 par value per share. As of May 31, 2022 zero shares were issued and outstanding.

3. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company was recently incorporated, is pre-revenue, and has relied on funding from its founder. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital through a crowdfunding campaign. The ability of the Company to continue as a going concern is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

4. Subsequent events

Management evaluated all activity of the Company through June 13, 2022 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.